**Exhibit 3.1**

AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF
SIERRA HEALTH SERVICES, INC.

1. **Name of Corporation**

The name of the corporation is Sierra Health Services, Inc.

2. **Resident Agent, Name and Address**

The name of the resident agent is The Corporation Trust Company of Nevada and the street address of the resident agent is 6100 Neil Road, Suite 500, Reno, NV 89511.

3. **Shares**

The corporation shall be authorized to issue one thousand (1,000) common shares, all of which shares shall be of a single class with a par value of $.01 per share.

4. **Indemnification**

The corporation shall, to the fullest extent legally permissible under the provisions of the Nevada Revised Statutes, as the same may be amended and supplemented, indemnify and hold harmless any and all persons whom it shall have power to indemnify under said provisions from and against any and all liabilities (including expenses) imposed upon or reasonably incurred by him in connection with any action, suit or other proceeding in which he may be involved or with which he may be threatened, or other matters referred to in or covered by said provisions both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer of the corporation. Such indemnification provided shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement or resolution adopted by the shareholders entitled to vote thereon after notice.

5. **Limitation of Director and Officer Liability**

The personal liability of all of the directors and officers of the corporation is hereby eliminated to the fullest extent allowed as provided by the Nevada Revised Statutes, as the same may be supplemented and amended.

The vote by which the stockholders, holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation, have voted in favor of the amendment and restatement is 100 shares, representing all of the issued and outstanding shares of the corporation.